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                                                                     EXHIBIT 3.4


                    Articles of Amendment to the Articles of
                  Incorporation of American Realty Trust, Inc.


       Pursuant to the Unanimous Written Consent of the Board of Directors of American Realty Trust, Inc. (the "Corporation") dated October 29, 1990 and the approval by holders of a majority of the outstanding shares of common stock of the Corporation at the Corporation's annual meeting held on December 5, 1990, such shareholder approval being in accordance with Section 14-2-1003 of the Georgia Business Corporation Code, the Articles of Incorporation of the Corporation, as previously amended to the date hereof, are hereby further amended by deleting the first paragraph of Article Five in its entirety and replacing it with the following:

                     The Corporation shall have authority exercisable by its Board of Directors to issue not more than 16,666,667 shares of common voting stock, $.0l par value per share (the "Common Stock"), and 20,000,000 shares of a special class of stock, $2.00 par value per share (the "Special Stock"), which shall be designated as the Board of Directors may determine and which may be issued in series by the Board of Directors as hereinafter provided. Preferences, limitations, and relative rights with respect to the shares of each class of stock of the Corporation shall be as hereinafter set forth:

       The foregoing amendment with respect to the Common Stock of the Corporation was approved to effect a one-for-three reverse split of the Corporation's shares of Common Stock, $2.00 par value per share, and a reduction in the par value of each share of the Corporation's Common Stock to $.01 per share. Such reverse split and par value reduction will be implemented by requiring each holder of shares of Common Stock, $2.00 par value per share, to exchange his or her certificates representing such shares for new certificates representing one share of Common Stock, $.0l par value per share, on the basis of three shares of Common stock, $2.00 par
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value per share, for one share of Common Stock, $.0l par value per share.
Shareholders who would otherwise be entitled to receive fractional shares of Common Stock, $.0l par value per share, will receive cash in lieu thereof, computed at the average of the mean of the high and low closing prices of the Common Stock, $2.00 par value per share, as reported on the New York Stock Exchange Composite Tape for the 15 trading days immediately preceding the effective date of this Amendment.

       The foregoing amendment to Article Five shall be effective at the close of business on December 10, 1990.

       IN WITNESS WHEREOF, I have hereunto set my hand.





                                           --------------------------------
                                           William S. Friedman
                                           Vice President, Treasurer and
                                           Acting Chief Financial Officer
                                           American Realty Trust, Inc.